[LINN LETTERHEAD]

October 24, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brad Skinner
H. Roger Schwall
Karl Hiller
John Hodgin
Anne Nguyen Parker
Norman von Holtzendorff

Re:	Linn Energy, LLC
LinnCo, LLC
Amendment No. 5 to Registration Statement on Form S-4 Filed October 22, 2013
File No. 333-187484

Ladies and Gentlemen:

In response to the telephonic conversation held on October 23, 2013 between Karl Hiller, Branch Chief, Brad Skinner, Senior Assistant Chief Accountant, Norman von Holtzendorff, Attorney-Advisor, Anne Nguyen Parker, Branch Chief, H. Roger Schwall, Assistant Director, Candice J. Wells, Vice President, General Counsel and Corporate Secretary of Linn Energy, LLC (“LINN”) and LinnCo, LLC (“LinnCo,” and, together with LINN, the “Registrants”), and Michael Dillard of Latham & Watkins LLP, the Registrants are providing the staff of the Securities and Exchange Commission with the draft proposed risk factor disclosure set forth below.

“The merger will not be completed on or prior to October 31, 2013 (the “End Date”). After the End Date, any of LINN, LinnCo or Berry may unilaterally terminate the merger agreement at any time prior to completion of the merger.

The merger will not be completed on or prior to the End Date, and although the merger agreement does not automatically terminate as of such date, any of LINN, LinnCo or Berry may unilaterally terminate the merger agreement at any time following such date prior to completion of the merger. Recently, Berry common stock and LinnCo common shares have traded in relationship to each other at a ratio in excess of the exchange ratio. As a result, absent an amendment to the merger agreement that would increase the exchange ratio, it is possible that Berry could terminate the merger agreement after the End Date or that Berry stockholders would vote against the merger at the current exchange ratio at the meeting of Berry stockholders. Although LINN, LinnCo and Berry could potentially amend the merger agreement to, among other things, increase the exchange ratio and extend the End Date, there can be no assurances as to whether the parties will enter into negotiations with respect to or execute any such amendment or that the parties will refrain from exercising their rights to terminate the merger agreement.”

October 24, 2013

Please contact the undersigned at (281) 840-4156 if you have any questions or comments with respect to the attached drafts.

Very truly yours,

LINN ENERGY, LLC
LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells
Vice President, General Counsel and Corporate Secretary

Cc:	Michael E. Dillard
Sean T. Wheeler
Divakar Gupta
Latham & Watkins LLP

Daniel A. Neff
David K. Lam
Wachtell, Lipton, Rosen & Katz

Kelly B. Rose
Baker Botts L.L.P.